Exhibit 99.1

For Immediate Release: August 15, 2022

Attention: Business Editors

VERSABANK RECEIVES TSX APPROVAL FOR NORMAL COURSE ISSUER BID

LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX:VBNK; NASDAQ:VBNK), today announced that it has received approval from the Toronto Stock Exchange (“TSX”) to proceed with a Normal Course Issuer Bid (“NCIB”) for its common shares.

“Recent market conditions have presented an exceptional opportunity to purchase VersaBank shares at an attractive value and this NCIB represents an excellent use of our capital,” said David Taylor, President and Chief Executive Officer, VersaBank. “We feel that our stock is undervalued and the current trading price represents less than 0.8 times book value. VersaBank has abundant excess capital to make meaningful purchases through this NCIB, as well as to fund our significant growth opportunities.”

Pursuant to the NCIB, VersaBank may purchase for cancellation up to 1,700,000 of its common shares representing approximately 9.54% of its public float. As of August 10, 2022, the public float comprised 17,817,350 common shares and there were 27,441,082 issued and outstanding Common Shares in total. The average daily trading volume (“ADTV”) of VersaBank’s Common Shares on the TSX for the six months of February 1, 2022 – July 31, 2022 (the “Preceding Six Month Period”) was 4,731 shares. Daily purchases under the NCIB will be limited to 25% of the ADTV, which is 1,182 common shares, other than block purchase exceptions. During the Preceding Six-Month Period, 1,054,624 VersaBank common shares were traded on all Canadian exchanges. Of that total, 591,481 shares were traded on the TSX and the remaining 463,143 shares were traded on a number of alternate exchanges and trading systems.

The purchases may commence on August 17, 2022 and will terminate on August 16, 2023, or such earlier date as VersaBank may complete its purchases pursuant to the NCIB. The purchases will be made by VersaBank through the facilities of the TSX and alternate trading systems and in accordance with the rules of the TSX or such alternate trading systems, as applicable, and the prices that VersaBank will pay for any Common Shares will be the market price of such shares at the time of acquisition. VersaBank will make no purchases of Common Shares other than open market purchases. All shares purchased under the NCIB will be cancelled.

ABOUT VERSABANK

VersaBank is a Canadian Schedule I chartered bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the TSX and on NASDAQ under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VB.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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